

April 27, 2011

David Lichtenstein
c/o The Lightstone Group
1985 Cedar Bridge Ave.
Lakewood, NJ  08701

> **Re:   Lightstone Value Plus Real Estate Investment Trust II, Inc.**
> **Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 5 to Form S-11**
> **Filed April 22, 2011**
> **File No. 333-151532**
>
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-54047**

Dear Mr. Lichtenstein:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Specific Investments, page 132

1.   Please disclose the weighted average capitalization rates for acquisitions made since your last Guide 5 20D updating post-effective amendment.  Please also disclose how you calculate capitalization rates and describe any assumptions used.  Please provide similar disclosure in your future Exchange Act periodic reports for the applicable reporting period.

Funds from Operations and Modified Funds from Operations, page 154

2.      Please revise this section to more clearly explain how MFFO is useful to an investor.  To the extent you believe that MFFO is a useful measure for investors to evaluate historical performance, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and hold strategy.  Please also specify in detail the limitations for an investor of using MFFO as a historical performance measure.  Alternatively, if you believe that MFFO may be a useful for an investor assessing the sustainability of current performance in the future, after the acquisition stage, please provide more detailed disclosure on the limits of this usefulness.  To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors.

3.      Refer to your reconciliation tables on page 155 and 156.  Please reconcile MFFO from GAAP net loss through NAREIT FFO in one table.  In addition, please accompany the FFO per share disclosure with net income/(loss) per share disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

•       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•       the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3852 with any other questions.

Sincerely,


Michael McTiernan
Assistant Director


cc:     Peter M. Fass, Esq.
        Proskauer Rose LLP
        Via *facsimile*: (212) 969-2900